SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

BUCKINGHAM EXPLORATION INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

11840P
(CUSIP Number)

Simon Eley
Aviador Corporation Pty. Ltd.
Unit 21, 22 Railway Rd.
Subiaco, WA  6008 Australia
+61.439.993.146
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 11840P

(1)	Names of Reporting Persons: Aviador Corporation Pty. Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Australia
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 22,500,000(1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 22,500,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,500,000(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.5%
(14)	Type of Reporting Person: CO

(1)	Represents 15,000,000 shares of common stock and warrants to acquire 7,500,000 shares of common stock of the Issuer.

CUSIP No. 11840P

(1)	Names of Reporting Persons: Simon Eley
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Australia
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 22,500,000(1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 22,500,000(1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,500,000(1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 99.5%
(14)	Type of Reporting Person: IN

(1)	Represents 15,000,000 shares of common stock and warrants to acquire 7,500,000 shares of common stock of the Issuer.

(2)
Mr. Eley is a director of Aviador Corporation Pty. Ltd. (“Aviador”) and was appointed a director of the Issuer pursuant to the investment made by Aviador in the Issuer described herein.  Mr. Eley disclaims beneficial ownership of these securities as investment and voting control over these securities rests with the board of directors of Aviador.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share of Buckingham Exploration Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 418-831 Royal Gorge Blvd., Cañon City, CO 81212, USA.

Item 2.  Identity and Background

(a)
This statement on Schedule 13D is filed on behalf of Aviador Corporation Pty Ltd. (“Aviador”) and Simon Eley (collectively the “Reporting Persons”).  Mr. Eley is a director of Aviador and was appointed a director of the Issuer pursuant to the terms of the investment by Aviador in the Issuer as described below. Mr. Eley disclaims beneficial ownership of the securities of the Issuer acquired by Aviador as investment and voting control over such securities rests with the board of directors of Aviador.

The business address of Aviador is Unit 21, 22 Railway Rd., Subiaco WA, Australia. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Aviador are set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)	See (a) above.

(c)	See (a) above.

(d)
During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See (a) above.

Item 3.  Source and Amount of Funds or Other Consideration

On December 20, 2010, Aviador acquired 15,000,000 units (the “Units”) of the Issuer at a price of $0.01 per Unit for an aggregate of $150,000, with each Unit comprised of one share of common stock (the “Shares”) and one-half of one common stock purchase warrant (the “Warrants”), with each full Warrant exercisable for 12 months at a price of $0.10 per share, from working capital.

Item 4.  Purpose of Transaction

Aviador purchased the Issuer’s common stock for investment purposes.  None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D except as follows: (i) Mr. Eley is expected to assist the Issuer in obtaining additional financing of approximately $350,000, and introduce new potential business opportunities for the Issuer, however, no such opportunities have been determined at this time; and (ii) the Issuer plans to increase its authorized capital from 80 million Shares to 300 million Shares, and to adopt a new set of Bylaws that are more current. There can be no assurance that any additional financing will be obtained or that any business transactions will be effected.

Item 5.  Interest in Securities of the Issuer

(a)
Aviador beneficially owns an aggregate of 15,000,000 Shares and Warrants to acquire up to 7,500,000 Shares of the Issuer, or approximately 99.5% of the Issuer’s outstanding common stock.  Mr. Eley disclaims beneficial ownership of the securities of the Issuer acquired by Aviador as investment and voting control over such securities rests with the board of directors of Aviador.

(b)	Aviador has the sole power to vote and to dispose of the securities of the Issuer acquired by it.

(c)	None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to be Filed as Exhibits

A.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2011		Aviador Corporation Pty Ltd.

	Per:	/s/Simon Eley
Simon Eley

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Global Security Agency Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 10, 2011		Aviador Corporation Pty Ltd.

	Per:	/s/Simon Eley
Simon Eley

SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF AVIADOR

The following is a list of the directors and executive officers of Aviador and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Present Principal Occupation	Citizenship
Tobias Waldron Byrne	17 Henry St Fremantle Western Australia 6160	Director of Aviador	Australian
Allister Blyth	Suite 21, 22 Railway Rd Subiaco WA 6008 Australia	Accountant	Australian
Richard Paul Pappas	Ascot Centre - Grd Floor 152 Great Eastern Hwy ASCOT WA 6104 Australia	Property Developer	Australian
Benjamin Craig Auld	130 Fauntleroy Avenue Redcliffe WA 6105 Australia	Mining Engineer	Australian
Simon Peter Eley	7 Faulkner Circle Mosman Park WA 6012 Australia	Lawyer	Australian
Benjamin Craig Pollard	Unit 21, 22 Railway Rd Subiaco, WA 6008 Australia	Geologist	Australian